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Pyxis Tankers Inc. Announces Financial Results for the Three Months Ended March 31, 2016

Maroussi, Greece, May 5, 2016 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced unaudited results for the three months ended March 31, 2016.

Highlights:

•

Reported time charter equivalent revenues of $7.6 million for the three months ended March 31, 2016, which resulted in net income of $1.1 million, Adjusted EBITDA of $3.3 million (see “Non-GAAP Measures and Definitions” below) and earnings per share (basic and diluted) of $0.06.

Valentios Valentis, our Chairman and CEO commented:

“We are pleased to report our unaudited financial results for the first fiscal quarter of 2016. The product tanker market was a bit weaker than expected in the first quarter of 2016 due to changes in refinery maintenance as well as an unseasonably warm winter in the Northern Hemisphere, but we were mostly insulated from these market dynamics. Five out of our six tankers were employed under time charters during this period, providing approximately 85% of our voyage revenues. For the balance of the year, 53% of our available operating days (59% with charterers’ options) were booked as of March 31, 2016. This is consistent with our mixed chartering strategy of time and spot employment with first class counterparties, which secures visible cash flows while also retaining upside optionality to participate in periods of market strength.

As we have stated previously, a cost-competitive operating structure is strategically and financially important to management and our shareholders.  In the quarter ended March 31, 2016, daily operating expenses per vessel for our eco-modified and two eco-efficient MR tankers were $6,553 and $6,334, respectively. These operating results combined with our daily ship management fees of $750 and general and administrative expenses of $1,209 per day per vessel, generated total daily operational costs of $8,512 and $8,293 for our eco-mod and eco-efficient vessels, respectively, in the quarter.

We continue to maintain a positive outlook for the product tankers sector and our company based on underlying market fundamentals. Increasing ton-mile demand for transportation of refined products and consumption of such products by end-users are the key drivers. The rapidly declining new build orderbook for MR tankers, our area of operating focus,  bodes well for the sector. However, in the short-term we expect charter rates to be soft primarily based on seasonal influences. Our mixed chartering strategy, quality operations and cost effective platform should enable us to continue to generate attractive shareholder returns. We will also continue to pursue accretive acquisitions, recognizing the cost and availability of capital is currently challenging.”

Results for the three months ended March 31, 2015 and 2016

For the three months ended March 31, 2016, we achieved net income of $1.1 million, or $0.06 basic and diluted earnings per share, compared to net income of $1.3 million, or $0.07 basic and diluted earnings per share, for the same period in 2015. For the first quarter of 2016, our Adjusted EBITDA (see “Non-GAAP Measures and Definitions” below) was $3.3 million, a decline of $0.1 million from $3.4 million for the same period in 2015. The decline in net income was primarily due to a $0.6 million increase in general and administrative expenses, as we became a publicly-listed company during the fourth quarter of 2015.

	Three months ended March 31,
	2015	2016
(Thousands of U.S. Dollars, except total operating days and daily TCE rates)
Voyage revenues	9,393	8,448
Voyage expenses	(2,000)	(805)
Time charter equivalent revenue	7,393	7,643

Total operating days	520	534

Daily time charter equivalent rate	14,217	14,313

Management’s Discussion and Analysis of Financial Results for the Three Months ended March 31, 2015 and 2016

(Amounts are presented in millions of U.S. Dollars rounded to the nearest 100 thousand, except otherwise stated)

Voyage revenues: Voyage revenues of $8.4 million for the three months ended March 31, 2016 represented a decrease of $1.0 million, or 10.6%, from $9.4 million over the comparable period in 2015. The decrease was attributed to the spot charter employment of the Pyxis Malou during the first quarter of 2015 at rates significantly higher than its time charter rate during the first quarter of 2016.

Voyage related costs and commissions: Voyage related costs and commissions of $0.8 million for the three months ended March 31, 2016 represented a decrease of $1.2 million, or 60.0%, from $2.0 million in the comparable period in 2015. The decrease was primarily attributed to the Pyxis Malou, which did not incur voyage costs under its time charter during the three month period ended March 31, 2016.

Vessel operating expenses: Vessel operating expenses of $3.2 million for the three months ended March 31, 2016, decreased by $0.3 million, or 8.6%, from $3.5 million in the comparable period in 2015. This decrease is mainly attributed to the one-time, pre-operating costs of $0.3 million incurred by the new build Pyxis Epsilon, which was delivered to our fleet in January 2015.

General and administrative expenses: General and administrative expenses of $0.7 million for the three months ended March 31, 2016, increased by $0.6 million, from $0.1 million in the comparable period in 2015, mainly due to the administration fees payable under the Head Management Agreement of $0.4 million and other fees and expenses of $0.2 million associated with us being a listed public company.

Management fees, related parties: Management fees to related parties, our ship manager  Pyxis Maritime Corp., of $0.1 million for the three months ended March 31, 2016, remained relatively stable compared to the three month period ended March 31, 2015.

Management fees, other: Management fees to others,  comprised of fees paid to International Tanker Management Ltd. , our fleet’s technical manager, and North Sea Tankers BV, the commercial manager of our small tankers, of $0.3 million for the three months ended March 31, 2016, remained relatively stable compared to the three month period ended March 31, 2015.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the three months ended March 31, 2016, remained  the same compared to the three month period ended March 31, 2015.

Depreciation: Depreciation of $1.4 million for the three months ended March 31, 2016 remained relatively stable compared to the three month period ended March 31, 2015.

Interest and finance costs, net: Interest and finance costs, net for the three months ended March 31, 2016 amounted to $0.7 million, compared to $0.6 million in the comparable period in 2015, an increase of $0.1 million. The increase during the three month period ended March 31, 2016, is mainly attributed to the increase of the LIBOR based interest rates applied to our outstanding debt.

Unaudited Consolidated Statements of Comprehensive Income
For the three months ended March 31, 2015 and 2016
(Expressed in millions of U.S. Dollars, except for share and per share data)

	2015	2016
Voyage revenues:	$9.4	$8.4

Expenses:
Voyage related costs and commissions	(2.0)	(0.8)
Vessel operating expenses	(3.5)	(3.2)
General and administrative expenses	(0.1)	(0.7)
Management fees, related parties	(0.1)	(0.1)
Management fees, other	(0.3)	(0.3)
Amortization of special survey costs	(0.1)	(0.1)
Depreciation	(1.4)	(1.4)
Operating income	1.9	1.8

Other expenses:
Interest and finance costs, net	(0.6)	(0.7)
Total other expenses	(0.6)	(0.7)

Net income	$1.3	$1.1

Other comprehensive income	-	-
Total comprehensive income	$1.3	$1.1

Earnings per common share, basic	$0.07	$0.06

Earnings per common share, diluted	$0.07	$0.06

Weighted average number of shares, basic	18,244,671	18,277,893

Weighted average number of shares, diluted	18,277,893	18,277,893

Unaudited Consolidated Balance Sheets
As at December 31, 2015 and March 31, 2016
(Expressed in millions of U.S. Dollars, except for share and per share data)
	December 31, 2015	March 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4.0	$2.8
Restricted cash - current portion	0.1	0.1
Inventories	0.6	0.6
Trade receivables	0.5	0.5
Prepayments and other assets	0.7	1.0
Total current assets	5.9	5.0

FIXED ASSETS, NET:
Vessels, net	130.5	129.1
Total fixed assets, net	130.5	129.1

OTHER NON CURRENT ASSETS:
Restricted cash, net of current portion	4.5	4.5
Deferred charges, net	0.8	0.8
Total other non current assets	5.3	5.3
Total assets	$141.7	$139.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$7.1	$7.1
Promissory Note - related party	-	2.5
Accounts payable	1.1	1.1
Due to related parties	0.1	-
Hire collected in advance	2.1	1.0
Accrued and other liabilities	0.8	0.7
Total current liabilities	11.2	12.4

NON-CURRENT LIABILITIES:
Promissory note - related party	2.5	-
Long-term debt, net of current portion	73.5	71.4
Total non-current liabilities	76.0	71.4

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.0001 par value, 50,000,000 shares authorized, none issued)	-	-
Common stock ($0.001 par value, 450,000,000 shares authorized, 18,244,671 and 18,277,893 shares issued and outstanding at December 31, 2015 and March 31, 2016, respectively)	-	-
Additional paid-in capital	70.1	70.1
Accumulated deficit	(15.6)	(14.5)

Total stockholders’ equity	54.5	55.6
Total liabilities and stockholders’ equity	$141.7	$139.4

Unaudited Consolidated Statements of Cash Flows
For the three months ended March 31, 2015 and 2016
(Expressed in millions of U.S. Dollars)
	2015	2016
Cash flows from operating activities:
Net income	$1.3	$1.1
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	1.4	1.4
Amortization of special survey costs	-	0.1

(Increase) / Decrease in:
Inventories	0.3	-
Trade receivables	(0.2)	-
Prepayments and other assets	-	(0.3)

Increase / (Decrease) in:
Accounts payable	0.5	-
Due from / to related parties	(0.3)	(0.1)
Hire collected in advance	-	(1.1)
Accrued and other liabilities	0.2	(0.2)
Net cash provided by operating activities	$3.2	$0.9

Cash flows from investing activities:
Advances for vessel acquisition	(18.8)	-
Net cash used in investing activities	$(18.8)	$-

Cash flows from financing activities:
Proceeds from long-term debt	21.0	-
Repayment of long-term debt	(1.7)	(2.1)
Change in restricted cash	(0.7)	-
Paid-in capital re-imbursement/distribution	(1.2)	-
Payment of financing costs	(0.3)	-
Net cash provided by financing activities	$17.1	$(2.1)

Net increase / (decrease) in cash and cash equivalents	1.5	(1.2)
Cash and cash equivalents at beginning of period	0.5	4.0
Cash and cash equivalents at end of period	$2.0	$2.8

Liquidity and Debt

Cash aggregated to $7.4 million at March 31, 2016, including $4.6 million of restricted cash.

Total debt (in thousands of U.S. Dollars):

	As at December	As at March
	31, 2015	31, 2016
Bank debt	$80,551	$78,473
Promissory Note - related party	2,500	2,500
Total	$83,051	$80,973

Non-GAAP Measures and Definitions

EBITDA represents the sum of net income, interest and finance costs, depreciation, amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

This press release describes Adjusted EBITDA, which is not a recognized measurement under U.S. GAAP and is reconciled in the table below to its nearest GAAP equivalent. Adjusted EBITDA represents net income before interest, income tax expense, depreciation, amortization, and , if any, vessel impairment charge and stock compensation. Adjusted EBITDA is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how our management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have a standardized meaning, and is therefore, unlikely to be comparable to similar measures presented by other companies.

	Three months Ended
(In thousands of U.S. Dollars)	March 31, 2015	March 31, 2016
Reconciliation of Net income to Adjusted EBITDA

Net income	$1,343	$1,075

Depreciation	1,418	1,435

Amortization of special survey costs	17	62

Interest and finance costs, net	594	701

Adjusted EBITDA	$3,372	$3,273

Daily time charter equivalent (“TCE”) is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP.  We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods.  Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues after deducting voyage expenses, including commissions by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses per day (“Opex”) are our vessel operating expenses for a vessel, which consist primarily of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.  Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.   Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Year ended December 31,	Three Months Ended March 31,
		2015	2015	2016
Eco-Efficient MR2: (2 units)
	TCE	15,631	15,429	15,612
	Opex	6,430	8,926	6,334
	Utilization %	99.4%	97.4%	100.0%
Eco-Modified MR2: (1 unit)
	TCE	17,480	24,589	17,653
	Opex	6,461	7,033	6,553
	Utilization %	91.3%	96.7%	100.0%
Standard MR2: (1 unit)
	TCE	17,237	14,643	18,730
	Opex	6,325	6,316	6,445
	Utilization %	100.0%	100.0%	100.0%
Small Tankers: (2 units)
	TCE	7,622	7,924	8,768
	Opex	5,358	4,598	5,318
	Utilization %	98.6%	100.0%	93.4%
Fleet: (6 units)
	TCE	13,597	14,217	14,313
	Opex	6,058	6,679	6,050
	Utilization %	97.9%	98.6%	97.8%

As to definition of total daily operational costs applied to our eco-modified and eco-efficient tankers, we define that as the sum of: i) daily Opex, ii) total general and administrative expenses in the period per day per vessel, and iii) the technical and commercial management fees in the period per day per vessel.  We believe total daily operational costs for such vessels can provide a more complete picture of financial results for comparative purposes.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30pm Eastern Time on May 5, 2016.  Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 2682588

A telephonic replay of the conference call will be available until the close of business on May 12, 2016 by using the following dial-in information:

U.S. Toll Free:	• +1 (800) 585-8367
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 2682588

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com).  Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast.  An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to strong customer relationships, competitive cost structure and experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of May 2, 2016)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date(2)
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,575	Jan. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,600	Sep. 2016
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$18,200	May 2016
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$18,000	Sep. 2016
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Time	$9,650	Oct. 2016
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635
1)	This table shows gross rates and does not reflect commissions payable.
2)

Each time charter contains provision that allows for redelivery +/-30 days, except the Pyxis Delta which allows 15 days. Pyxis Epsilon’s charterer has option to extend the charter for one year for $18,050/day. Pyxis Theta’s charterer has option to extend the charter for one year for $16,600/day and for one additional year for $17,600/day.

Forward Looking Statements

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including in our Annual Report on Form 20-F for the year ended December 31, 2015 under the caption “Item 3. Key Information – D. Risk Factors”. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company:

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website www.pyxistankers.com

Company Contacts:

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0180

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.